Filed by Isos Acquisition Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Isos Acquisition Corporation

Commission File No.: 333-252283

Date: July 1, 2021

CNBC Transcript – Tom Shannon on Squawk on the Street, 7/1/2021

Morgan Brennan, CNBC

Bowlero, which is the world’s largest owner and operator of bowling centers announced, well bowling alleys let’s call them, announced they were listing on the New York Stock Exchange through a merger with Isos Acquisition Corporation. With more on this, as well post pandemic outlook for bowling, joining us now on a CNBC exclusive is Bowlero Corporation founder, chairman and CEO Tom Shannon. Tom, congratulations on the news today, thanks for joining us. Let’s get right into it. Why, why a SPAC, and what will the money that you raise through this process enable you to do?

Tom Shannon, Founder, Chairman, and CEO of Bowlero

Well, we looked at various ways of going public, we considered them all, and at the end of the day, we decided to partner up with Isos Acquisition Corp, which is led by two executives, George Barrios and Michelle Wilson, who were senior leaders at WWE. And they bring a wealth of experience that’s relevant to us--we own the Professional Bowlers Association, so we’re doing about 70 hours of original TV content every year that we produce. And we see great expansion opportunities for that, on the media side, in gambling and gamification, in global expansion, and these are all things that Isos can help us with.

Morgan Brennan, CNBC

Gambling for bowling. What does that look like?

Tom Shannon, Founder, Chairman, and CEO of Bowlero

Well, gambling for bowling has been around for more than a century, so liens are really gambling. You put money into a pot and you get that at the end of the day or the end of the season, based on various things, but we’ve actually now gone global. We have a virtual Bowling Tournament, that we, we unveiled last summer called Rumble. And so you can compete in any bowling center that’s on this software system that we’re partnered up on, anywhere in the world. We had 26 countries participate, over 5000 entrants in our beta test, it worked spectacularly well, and the next evolution of that is to be able to bet on your next shot in center. So you walk up to the line and we give you odds on whether or not you’re going to get a strike, or some other score, whether you’ll pick up the spare. And so it’s, it’s introducing a new exciting gamification to the traditional sport of bowling.

Morgan Brennan, CNBC

Yeah, obviously we’re seeing the world reopen, or at least the US reopen. People are going out and doing more things. Right now, I’m reading this note that Bowlero bowling center revenue is already exceeding pre-pandemic levels despite continued capacity restrictions. I guess, add a little more meat to the bones on that one, what are you seeing who’s coming out where is it happening the most actively?

Tom Shannon, Founder, Chairman, and CEO of Bowlero

It’s really been phenomenal Morgan, I mean we couldn’t have predicted it would come back this strongly. Since May, we’ve been up over 100% to 2019 numbers. Recently one of our weeks were at 113%, same store sales versus 2019 same period. California has come back extremely strong, I will tell you that. After 14 months of lockdown, there was a lot of pent up demand. But we’re seeing it across the country. We’re in 31 states. We’re going to end this year with about 325 bowling centers, so we’re really seeing strength across the board.

David Farber, CNBC

All right, well let’s talk about the centers themselves and the new capital, you’re going to have coming in. I mean are you going to expand by virtue of acquisition potentially now you’ll also have a currency or, you know, is the opportunity more in the current centers in terms of simply improving margins?

Tom Shannon, Founder, Chairman, and CEO of Bowlero

You know that’s a great question. It’s both. So we’ve renovated about 120 of our centers, they look like the one you’re seeing behind me, this is in Arcadia, California. There’s 180 left that can be upgraded and we see really significant increases in many cases doubling of revenue and tripling or quadrupling of EBITDA after we renovate a center. We’re also active in acquisition. So, the US bowling market has about 3,500 independently owned Bowling Centers, mostly Mom and Pop. So even though we’re the largest bowling operator in the world by a factor of 8X, believe it or not, we still only have about 8% market share of the US bowling market. So, we can acquire, we can build new, we’re in the process of building two new centers, and we can continue to renovate. We have many, many vectors of growth. And then there’s international. Here’s an interesting statistic: there are 3 million league bowlers in South Korea, and 1200 bowling centers in that market alone. So it’s a global opportunity for us.

David Farber, CNBC

Tom, real quick, we have 20 seconds. You have any trouble hiring people? Or is the as the employment market okay for you right now?

Tom Shannon, Founder, Chairman, and CEO of Bowlero

You know, it’s a challenge, but frankly, it’s been a challenge for years. The good thing about bowling is it’s largely self-serve so if I give you a lane and shoes, you go and have fun for an hour or two, and you don’t really need a lot of human intervention. On the food and beverage side you do, but the core activity is extremely high margin and not labor intensive.

Morgan Brennan, CNBC

I still want to know how you’re cleaning those, those lanes and those shoes post-Covid. But we’re up against the end of the hour, so we’re gonna leave the conversation there, and Tom Shannon, thanks for joining us, and maybe we’ll talk about it at a future date.

Tom Shannon, Founder, Chairman, and CEO of Bowlero

Thank you.

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About Bowlero Corp

Bowlero Corp is the worldwide leader in bowling entertainment, media, and events. With more than 300 bowling centers across North America, Bowlero Corp serves more than 26 million guests each year through a family of brands that includes Bowlero, Bowlmor Lanes, and AMF. In 2019, Bowlero Corp acquired the Professional Bowlers Association, the major league of bowling, which boasts thousands of members and millions of fans across the globe. For more information on Bowlero Corp, please visit BowleroCorp.com.

About Isos Acquisition Corporation

Isos Acquisition Corporation (NYSE: ISOS.U) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Company is led by Co-Chief Executive Officers George Barrios and Michelle Wilson. For more information on Isos Acquisition Corporation, please visit www.isosacquisitioncorp.com.

Important Information and Where to Find It

This communication relates to a proposed transaction between Isos and Bowlero. Isos intends to file a registration statement (“Registration Statement”), which will include a proxy statement for the solicitation of Isos shareholder approval and a prospectus for the offer and sale of Isos securities in the transaction, and other relevant documents with the Securities and Exchange Commission (“SEC”) to be used at its extraordinary general meeting of shareholders to approve the proposed transaction with Bowlero. The proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF ISOS AND BOWLERO ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement, prospectus and other documents containing important information about Isos and Bowlero once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Isos in the Investor Relations section of Isos’ website at www.isosacquisitioncorp.com/investor-relations.

Participants in the Solicitation

Isos, Bowlero and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Isos’s shareholders in connection with the proposed transaction. Investors and securityholders may obtain more detailed information regarding the names and interests in the proposed transaction of Isos’ directors and officers in Isos’ filings with the SEC, including the forthcoming proxy/prospectus statement and Isos’ prospectus in connection with its initial public offering, which was filed with the SEC on March 4, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Isos’ shareholders in connection with the proposed business combination will be set forth in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transactions and CF III. Isos’ and Bowlero’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Isos’ and Bowlero’s expectations with respect to future performance and anticipated financial impacts of the proposed transaction.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Isos’ and Bowlero’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the approvals, timing, and ability to complete the proposed business combination; (2) the benefits of the proposed business combination, including future financial and operating results of the combined company; (3) the impact of COVID-19 or other adverse public health developments; (4) costs related to the proposed business combination; (5) changes in applicable laws or regulations; (6) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; and (7) other risks and uncertainties that will be detailed in the proxy statement/prospectus to be filed on Form S-4 with the SEC and as indicated from time to time in Isos’ filings with the SEC. Forward looking statements speak only as of the date they are made. Except as required by law, neither Isos nor Bowlero has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

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